Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Kitov Pharma Ltd. (the “Company”) will be held on Thursday, December 3, 2020, at 4:30 p.m. Israel time at the Company’s executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel, for the following purposes:

1.	To approve the election of Steven Steinberg and Simcha Rock as members of the second class of directors of the Board of Directors, each for a three-year term until the annual general meeting of shareholders to be held in 2023, and until their respective successors are duly elected and qualified;

2.	To approve an amendment to each of the Company’s Memorandum of Association and Articles of Association to provide for the change in the Company’s name to “Purple Biotech Ltd.” or to such other name that contains the word “Purple” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies; and

3.	To approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2023.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss the consolidated financial statements of the Company for the year ended December 31, 2019.

Only shareholders and holders of the Company’s American Depositary Shares (“ADSs”) of record at the close of business in New York on Tuesday, October 27, 2020 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction form in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction form.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange (the “TASE”) who did not convert their ordinary shares to ADSs, may vote in the Meeting in person or through a voting slip, by completing, dating, signing and mailing the voting slip to the Company’s offices so that it is received by the Company no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Thursday, December 3, 2020, 12:30 p.m. Israel time. Such shareholders (whether attending the Meeting in person or voting through a voting slip) must also provide the Company with an ownership certificate confirming their ownership of our ordinary shares as of the Record Date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the Israel Securities Authority (the “ISA”). You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Thursday, December 3, 2020, 10:30 a.m. Israel time.

A holder of ordinary shares at the close of business on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company offices no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

The full version of the proposed resolutions may be viewed in the proxy statement, which together with the accompanying voting instruction form and voting slip (collectively, the “Proxy Materials”), and will be available to the public on the SEC’s website at http://www.sec.gov. This Notice of Annual General Meeting of Shareholders and the Proxy Materials will also be submitted to the ISA and TASE and will be available on their respective websites for listed company reports. The Proxy Materials will also be made available on our corporate website and may also be viewed at our offices during regular business hours at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel; Tel: +972-3-9333121. Our company’s representative is Gil Efron, our Deputy Chief Executive Officer and Chief Financial Officer, who can be reached at telephone: +972-3-9333121; email: ir@kitovpharma.com; or fax: +972-153-39311321. Detailed voting instructions will be provided in the proxy statement, the voting instruction form and the voting slip.

Quorum

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Thursday, December 10, 2020 at 4:30 p.m. (Israel time) at the Company Offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of such Adjourned Meting if no quorum is present at the original date and time and no further notice of the Adjourned Meeting will be given to shareholders.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of Proposals 1 and 3.

The affirmative vote of the holders of seventy-five percent (75%) of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve Proposal 2.

Written position statements must be submitted to the Company by no later than 4:30 p.m. Israel time on Monday, November 23, 2020.

Sincerely,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

October 22, 2020

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